ARROW FINANCIAL CORPORATION

250 Glen Street, Glens Falls, New York 12801

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Shareholders of Arrow Financial Corporation:

Notice is hereby given that the Annual Meeting of Shareholders of Arrow Financial Corporation, a New York corporation, will be held at the Queensbury Hotel, Maple Street and Ridge Street, Glens Falls, New York, on Wednesday, May 1, 2002, at 10:00 a.m. for the purpose of considering and voting upon the following matters:

1. The election of four directors to Class A for terms of three years or until their successors shall have been elected and qualified.

2. The election of one director to Class C for a term of two years or until her successor shall have been elected and qualified.

3. Any other business which may be properly brought before the meeting or any adjournment thereof.

By Order of the Board of Directors

GERARD R. BILODEAU
Secretary

March 29, 2002

YOU ARE REQUESTED TO SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON. YOU MAY REVOKE YOUR PROXY AT ANY TIME PRIOR TO THE MEETING, OR IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AT THAT TIME, IF YOU WISH.

ARROW FINANCIAL CORPORATION
250 Glen Street
Glens Falls, New York 12801

PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS
May 1, 2002

This proxy statement is furnished in connection with the solicitation by the Board of Directors of Arrow Financial Corporation, a New York corporation, of proxies to be voted at the Annual Meeting of Shareholders to be held on Wednesday, May 1, 2002, at 10:00 a.m., at the Queensbury Hotel, Maple Street and Ridge Street, Glens Falls, New York 12801, and at any adjournment thereof. This proxy statement and the accompanying proxy card are first being sent to shareholders on March 29, 2002. In addition, a copy of Parts I and II of Arrow's Annual Report on Form 10-K for December 31, 2001, which includes Arrow's financial statements, is enclosed with this proxy statement.

At the meeting, four directors will be elected to Class A, and one director to Class C of our Board of Directors.

RECORD DATE AND VOTING RIGHTS

Who is entitled to vote?

Each shareholder of record as of the close of business on the record date, March 8, 2002, is entitled to notice of, and to vote at, the meeting. At the close of business on that date, there were outstanding and entitled to vote 7,707,417 shares of common stock, $1.00 par value. Common stock is our only class of stock outstanding. Holders of record at the close of business on the record date are entitled to one vote for each share held on each matter submitted to a vote at the meeting.

What constitutes a quorum at the meeting?

In order to conduct business at the meeting, a quorum must be present. A majority of the outstanding shares of our common stock present or represented by proxy will constitute a quorum at the meeting. Consistent with applicable state law and our Certificate of Incorporation and Bylaws, we will treat all shares represented by proxy or in person at the meeting as shares present or represented at the meeting for purposes of determining a quorum.

Shares represented by proxies or ballots marked "WITHHOLD" on Proposal 1 (the only proposal to be voted on at the meeting) will be treated as shares present or represented at the meeting for purposes of determining a quorum but will not be treated as shares voting on Proposal 1.

Shares held in "street name" by brokers (meaning shares held in the name of the brokers or their nominees but actually owned by the broker's customers) that are present or represented at the meeting but are not voted by such brokers, for any reason, on Proposal 1 or any other matter presented at the meeting (so-called "broker non-votes") will be treated as shares present in person or represented by proxy at the meeting for purposes of determining a quorum on that proposal or matter, but will not be treated as shares voting on that proposal or matter.

How many votes are required for the election of directors?

The affirmative vote of a plurality of the shares present or represented at the meeting and voting on Proposal 1, Election of Directors, is required for the election of directors. A "plurality" means receiving a higher number of votes than any other candidate. In other words, the nominees receiving the most "FOR" votes will be elected as directors, regardless of the total number of shares voting or whether such nominees receive a majority of all shares voted. Neither broker non-votes nor shares voted "WITHHOLD" will have the effect of a vote "against" the election of one or more directors.

How many votes are required for any other matter?

The affirmative vote of a majority of the shares present in person or represented by proxy and voting at the meeting would be required for approval of any other matter that might be submitted to a vote at the meeting. (Under our Bylaws, at this time no additional matters may be submitted for consideration by shareholders at the upcoming meeting, other than procedural issues such as adjournment or continuation). If any such other procedural matter arises, any shares represented by proxies may be voted at the discretion of the attorneys-in-fact named in the proxies, to the extent permitted by law.

How do I submit my proxy?

If you are entitled to vote and wish to submit a proxy to vote at the meeting, you may do so by returning the enclosed proxy card by mail. If your shares are held by a broker or bank, you must follow the voting instructions on the form you receive from your broker or bank.

Can I revoke my proxy?

Yes. If you execute a form of proxy as solicited by this proxy statement, you have the power to revoke it prior to the use of the proxy at the meeting. You may revoke your proxy by attending the meeting and voting your shares of stock in person, or by delivering prior to the meeting a written notice of revocation or a later-dated, properly executed proxy to:

> Mr. Gerard R. Bilodeau
> Corporate Secretary
> Arrow Financial Corporation
> 250 Glen Street
> Glens Falls, New York   12801

How are proxies being solicited?

Proxies are being solicited by mail. They may also be solicited by our directors, officers and regular employees personally or by telephone or telegraph, but those persons will receive no additional compensation for such services. We will bear all costs of soliciting the proxies. If we utilize the services of other financial institutions, brokerage houses or other custodians, nominees or fiduciaries to solicit proxies, we will reimburse them for their out-of-pocket expenses.

PROPOSALS BY SHAREHOLDERS

May a shareholder raise a matter for consideration at the meeting or nominate a person for election to the Board of Directors?

Yes, but only if certain conditions are met. Under our Bylaws, shareholders wishing to bring a matter for a shareholder vote at an annual meeting or to nominate a person for election to the Board at an annual meeting must deliver a written notice to the Secretary not less than 120 days before the anniversary date of the prior year's annual meeting. Thus, it is too late for a shareholder to bring a matter for a shareholder vote or to nominate a person for director at this year's meeting. For next year's annual meeting of the company (in 2003), the written notification must be given not later than January 1, 2003 (there are different rules if the future year's meeting date is changed by more than 30 days from the prior year's meeting date).

The shareholders' written notice must contain the information specified in the Bylaws, including name and address, appropriate information regarding the matter sought to be presented or person proposed to be nominated, and the number of shares of common stock owned of record by the proposing shareholders.

The above rules apply only to matters that shareholders wish to raise themselves at an annual meeting. Shareholders who wish to have matters considered by the Board of Directors for inclusion in the company's annual meeting proxy statement must comply with other rules (see following questions).

What if shareholders wish to submit proposals for inclusion in our proxy statement?

If a shareholder wishes to have a particular proposal considered by the Board for inclusion in the company's proxy statement for an annual meeting, the shareholder must satisfy the requirements established by the Securities and Exchange Commission in its proxy rules. The particular proxy rule, Rule 14a-8, requires that shareholders submit their proposals in writing to the company at least 120 days before the anniversary date of the *proxy statement mailing date* for the prior year's annual meeting. Thus, it is too late for shareholders to submit a proposal for possible inclusion by the Board in this year's annual meeting proxy statement. Any shareholder wishing to submit a proposal for inclusion in the company's proxy statement for next year's annual meeting (in 2003) must deliver a proposal to the Corporate Secretary, at the address listed above, on or before November 29, 2002. The notice must clearly identify the proposal, contain a brief supporting statement and all required information about the proposing shareholder, and otherwise meet the SEC's rule.

May shareholders submit recommendations to the company for nominees for director?

Shareholders may submit recommendations to the Board regarding future nominees for director. The Board considers a broad range of factors in its nomination process. For further information on the nomination process, see "Board Committees" on page 7.

PRINCIPAL SHAREHOLDERS OF THE COMPANY

To the knowledge of the Board of Directors, no one person or group of persons acting in concert beneficially owned more than 5 percent of the outstanding shares of Arrow's common stock as of December 31, 2001.

Our subsidiary, Glens Falls National Bank and Trust Company, in its capacity as fiduciary of numerous Trust Department accounts, including as trustee of our Employee Stock Ownership Plan ("ESOP"), held on December 31, 2001, 1,242,712 shares of Arrow common stock, or 16.28 percent of the total outstanding shares. Glens Falls National Bank was the beneficial owner of only a relatively small number of these shares, however, as other persons (e.g., the ESOP participants) had sole power to vote and/or direct the disposition of most of these shares. As a result, Glens Falls National Bank did not beneficially own more than 5 percent of the outstanding shares of Arrow common stock on that date.

ITEM 1. ELECTION OF DIRECTORS AND
INFORMATION WITH RESPECT TO DIRECTORS AND OFFICERS

The first item to be acted upon at the meeting is the election of five directors, four to Class A (the class whose term normally expires at this meeting), and one to Class C. Messrs. Hopper, Massiano and Reisman have been nominated by the Board of Directors for reelection to Class A of the Board of Directors, each to hold office for three years or until his successor shall have been elected and qualified. During the past year, two new directors were added to the Board of Directors, one each to Classes A and C, by action of the Board itself. Under New York law these newly appointed directors must be elected by the shareholders at this year's meeting. Thus, the Board of Directors has nominated Ms. Elizabeth O'C. Little, first appointed to the Board in May 2001, to continue as a director of Class A, to serve until that class is reelected in 2005. The Board of Directors also has nominated Mrs. Mary-Elizabeth T. FitzGerald, first appointed to the Board in May 2001, to continue as a director of Class C, to serve until that class is reelected in 2004. Directors will be elected by a plurality of the shares voting at the meeting.

Under our Certificate of Incorporation and Bylaws, the Board of Directors is divided into three classes, one class to be elected each year for a term of three years. The total number of directors is fixed from time to time by the Board of Directors. As of the meeting, the number of directors will be ten.

All proxies which are timely received by the Secretary in proper form prior to the election of directors at the meeting, and which have not been revoked, will be voted "FOR" the Board's nominees for each class described above (unless any nominee is unable to serve or for good cause will not serve), subject to any specific voting instructions received with any proxy, including the withholding of authority to vote for any or all nominees.

Each of the Board's nominees has consented to being named in this proxy statement and to serve if elected, and the Board knows of no reason to believe that any nominee will decline or be unable to serve if elected. Each of the nominees is presently serving on the Board of Directors.

The table below provides information on each of the Board's nominees as well as each of the current directors whose terms do not expire at the meeting and each of the executive officers of Arrow who are not also directors:

NOMINEES FOR DIRECTOR AND DIRECTORS CONTINUING IN OFFICE

Name and Principal Occupation(a)(b)(c)	Age	Director of Arrow Since	Shares of Arrow Common Stock Beneficially Owned as of December 31, 2001(d)	
			Number	Percent
Nominees for Director: Class A (*Terms Expiring in 2005*):				
Kenneth C. Hopper, M.D Chairman & CEO, Northeastern Clinical and Toxicology Laboratory, Inc. and Chairman and CEO, Bay Optical, Inc.	63	1983	55,488 (1)	---
Elizabeth O'C. Little Assemplywoman - 109th District, New York State	61	2001	311	---
Michael F. Massiano Chairman of the Board of Arrow and Glens Falls National Bank and Trust Company	67	1983	80,956 (2)	1.06%
Richard J. Reisman, D.M.D Oral & Maxillofacial Surgeon and Chairman, Department of Dentistry, Glens Falls Hospital	56	1999	11,644 (3)	---
Class C (*Term Expiring in 2004*)				
Mary-Elizabeth T. FitzGerald Formerly, Executive Director of Tri-County United Way; retired, June 1988	62	2001	3,100	---
Directors Continuing in Office: Class B (*Terms Expiring in 2003*):				
John J. Carusone, Jr Attorney, Carusone & Carusone (law firm)	60	1996	1,088	---
David G. Kruczlnicki President & CEO, Glens Falls Hospital (health care facility)	49	1989	21,266 (4)	---
David L. Moynehan President, Riverside Gas & Oil Co. (petroleum products distributor)	56	1987	23,587 (5)	---

NOMINEES FOR DIRECTOR AND DIRECTORS CONTINUING IN OFFICE (CONTINUED)

Name and Principal Occupation(a)(b)(c)	Age	Director of Arrow Since	Shares of Arrow Common Stock Beneficially Owned as of December 31, 2001(d) Number	Percent
Directors Continuing in Office (Continued):				
Class C (*Term Expiring in 2004)*				
Jan-Eric O. Bergstedt President, AES Engineered Systems (supplier of paper-making machinery)	66	1999	2,836	---
Thomas L. Hoy President & CEO of Arrow and Glens Falls National Bank and Trust Company	53	1996	144,313 (6)	1.87%
Other Executive Officers:				
John J. Murphy Executive Vice President, Treasurer & CFO of Arrow and Glens Falls National Bank and Trust Company	50	N/A	102,133 (7)	1.33%
John C. Van Leeuwen Senior Vice President & Chief Credit Officer of Arrow and Glens Falls National Bank and Trust Company	58	N/A	26,340 (8)	---
Gerard R. Bilodeau Senior Vice President & Secretary of Arrow and Senior Vice President & Cashier of Glens Falls National Bank and Trust Company	55	N/A	44,531 (9)	---
Arrow Shares Beneficially Owned By All Directors and Executive Officers as a Group:			519,405 (10)	6.61%

Explanatory Notes:

(a)   All directors of Arrow also serve as directors of its principal subsidiary, Glens Falls National Bank and Trust Company, except for Mr. Carusone, who also serves as a director of Saratoga National Bank and Trust Company. Of the nominees and directors continuing in office, only Mr. Hoy is currently an officer or employee of Arrow or its subsidiaries, although Mr. Massiano continues as Chairman of the Board of Arrow and Glens Falls National Bank and provides consulting services. See "Compensation of Directors."

(b)   The business experience of each director during the past five years was that typical to a person engaged in the principal occupation or business listed for each during that period. Except as noted, each of the nominees and directors continuing in office has held the same or another executive position with the same employer during the past five years.

(c)   No family relationship exists between any two or more of the nominees, directors or executive officers of Arrow or its subsidiaries, except that David L. Moynehan, a director of Arrow, is the brother-in-law of John J. Murphy, the Executive Vice President, Treasurer & Chief Financial Officer of Arrow.

(d)   Beneficial ownership of shares, determined in accordance with applicable Securities and Exchange Commission rules, includes shares as to which a person, directly or indirectly, has or shares voting power and/or investment power, and all shares which the person has a right to acquire within 60 days of the reporting date. Unless otherwise noted below, each person was sole beneficial owner of all shares listed as owned by each. Percentage ownership is listed only for those who beneficially owned at least one percent (1%) of the outstanding shares.

Beneficial Ownership Notes:

(1)   Includes 32 shares held by a company that Dr. Hopper controls.

(2)   Includes 5,636 shares held by Mr. Massiano's wife directly and 27,582 shares subject to exercisable options received by Mr. Massiano under Arrow's compensatory stock option plans.

(3)   Includes 203 shares held directly by Dr. Reisman's wife and 3,402 shares held by his wife as custodian for their daughter.

(4)   Includes 673 shares held jointly by Mr. Kruczlnicki with his wife.

(5)   Includes 3,701 shares held jointly by Mr. Moynehan with his wife.

(6)   Includes 18,003 shares held in Mr. Hoy's account under Arrow's ESOP, 1,270 shares held by his wife directly, and 84,670 shares subject to exercisable options received by Mr. Hoy under Arrow's compensatory stock option plans.

(7)   Includes 17,138 shares held in Mr. Murphy's account under Arrow's ESOP, 12,912 shares held jointly with his wife and 70,309 shares subject to exercisable options received by Mr. Murphy under Arrow's compensatory stock option plans.

(8)   Includes 7,235 shares held in Mr. Van Leeuwen's account under Arrow's ESOP, 9 shares held jointly with his wife, 304 shares held by him as custodian for his sons and 15,711 shares subject to exercisable options received by Mr. Van Leeuwen under Arrow's compensatory stock option plans.

(9)   Includes 13,569 shares held in Mr. Bilodeau's account under Arrow's ESOP, 1,429 shares held jointly with his wife and 26,249 shares subject to exercisable options received by Mr. Bilodeau under Arrow's compensatory stock option plans.

(10)   Includes an aggregate of 224,521 shares subject to exercisable options held by such group, which they received under Arrow's compensatory stock option plan.

In 2001, the Board of Directors of Arrow met 5 times. During the year, each of the directors attended at least 75 percent of the total number of the meetings of both the Board and all the committees of which the director was a member.

Board Committees

The Board of Directors of Arrow has the following three committees: an Executive Committee, an Audit Committee and a Personnel Committee. The Personnel Committee also functions as a nomination and a compensation committee.

The Executive Committee met one time during the last fiscal year. Members of the Executive Committee are Directors Bergstedt, Hopper, Hoy, and Massiano. Mr. Massiano serves as Chairman. The Executive Committee has the authority to act for the Board, except that it may not submit matters to shareholders, fill Board vacancies, fix Board or committee compensation, amend or adopt Bylaws, or amend or repeal any resolution of the Board.

The Audit Committee met two times during 2001. In 2002 and future periods, the Audit Committee anticipates that it will meet as often as may be necessary to uphold its responsibilities under its charter. Members of the Audit Committee are Directors Bergstedt, Carusone, Hopper, Little and Reisman. Mr. Bergstedt serves as Chairman. The Audit Committee examines the soundness and solvency of Arrow and its subsidiaries, causes suitable audits and examinations to be made, reviews the adequacy of fiscal controls and procedures, and makes recommendations and reports to the full Board of Directors. For more information about this committee, see "Report of the Audit Committee" beginning on page 15 of this proxy statement.

The Personnel Committee met two times during the last fiscal year. Members of the Personnel Committee are Directors Bergstedt, Kruczlnicki, Little, Massiano and Moynehan. Mr. Massiano serves as Chairman. The Personnel Committee reviews, not less often than annually, all compensation arrangements and benefit plans covering the executive officers and key employees of Arrow and its subsidiaries and makes various recommendations and determinations on such matters. The Personnel Committee, with Mr. Massiano abstaining, also makes final determinations on all awards under Arrow's compensatory stock program, including grants of stock options to executives and other key employees. For more information regarding the committee's determinations on executive compensation, see "Report of Personnel Committee on Executive Compensation" beginning on page 12 of this proxy statement.

The Personnel Committee also serves as a nominating committee of the Board. The committee makes recommendations to the full Board regarding those individuals the committee believes are appropriate candidates for nomination as director at shareholder meetings or for appointment to vacant or newly created Board seats, and the full Board thereafter determines who the nominees or appointees will be. The nomination process for directors to be elected at annual shareholders meetings typically takes place early in each calendar year. Shareholders wishing to recommend a candidate for consideration by the committee or the Board in their process of selecting nominees for the annual meeting should contact the Corporate Secretary in writing before the end of the preceding calendar year.

Section 16(a) Beneficial Ownership Reporting Compliance

Arrow's executive officers and directors, as well as any 10% shareholders, are required by Section 16(a) of the Securities Exchange Act of 1934 to file reports with the SEC from time to time regarding their ownership of our stock, including changes in their stock ownership. Copies of these reports are also filed with us. Based solely on our review of these reports, together with written statements received from certain officers and directors regarding their not being required to file any such reports, we believe that all of our executive officers and directors complied with all Section 16(a) reporting requirements in 2001.

Compensation Committee Interlocks and Insider Participation

No member of the Personnel Committee of the Board during 2001 was an officer or employee of Arrow or any of its subsidiaries during that year or a former officer of Arrow or any of its subsidiaries, except for Mr. Massiano, who, in addition to being a committee member, is Chairman of the Board and a consultant for Arrow and Glens Falls National Bank and Trust Company and formerly served as CEO of Arrow until his retirement on December 31, 1996. Mr. Massiano abstains from committee decisions on stock plan awards.

EXECUTIVE COMPENSATION

The following table sets forth information concerning total compensation and compensatory awards received in the last three years by the Chief Executive Officer and each other executive officer whose salary and bonus exceeded $100,000 in 2001:

SUMMARY COMPENSATION TABLE

		Annual Compensation				
Name Principal Position	Year	(a) Salary	(b) Bonus	(c) Other Annual Compen-sation	(d) No. Of Options	(e) All Other Compensation
Thomas L. Hoy	2001	$310,000	$161,944	-	10,000	$11,872
President &	2000	275,000	106,540	-	16,800	9,287
Chief Executive Officer	1999	250,000	96,250	-	16,800	11,025
John J. Murphy	2001	167,500	53,873	-	7,000	11,618
Executive Vice President	2000	158,000	31,451	-	7,350	8,665
Treasurer & CFO	1999	152,000	33,400	-	7,350	9,926
John C. Van Leeuwen	2001	112,500	18,845	-	3,500	8,959
Senior Vice President &	2000	105,000	12,113	-	3,150	6,752
Chief Credit Officer	1999	101,000	12,957	-	3,150	7,970
Gerard R. Bilodeau	2001	103,000	15,295	-	3,500	7,715
Senior Vice President &	2000	99,000	11,326	-	3,150	5,831
Corporate Secretary	1999	95,000	12,227	-	3,150	6,790

Notes to Summary Compensation Table (note references are to columns):

(a)   Salary: Includes base salary, including amounts that are deferred at the election of the officer under a 401(K) plan or otherwise.

(b)   Bonus: Represents cash bonus for the year under Arrow's Short-Term Incentive Award Plan whether the amount is paid currently to the executives or deferred. Under the Plan, annual bonuses are paid to executives and other key employees if certain pre-established financial goals for the year are met. The Personnel Committee sets the performance goals each year and makes recommendations to the full Board at year-end on individual amounts. The full Board has ultimate approval over the awards, which typically are paid in January of the ensuing calendar year.

(c)   Other Annual Compensation: Represents the value of certain additional benefits paid to the executives during the year (so-called "perquisites"), except that if the aggregate value of these perquisites does not exceed 10% of the executive's total salary plus bonus for the year, no amount is listed. No executive received perquisites having a value exceeding 10% of the executive's salary plus bonus in any of the last 3 years.

(d)   Options: Represents the number of shares subject to options granted to the executive during the year, adjusted for subsequent stock dividends. For more information on options, see the tables and notes under "Stock Option Plans" on the next page. Arrow granted no other form of long-term incentive compensation to the named executives in any of the past 3 years. Although Arrow's compensatory stock plans authorize awards of restricted stock, no shares of restricted stock have been awarded thereunder.

(e)   All Other Compensation: Includes (i) the value of Arrow's contributions to the ESOP for the executive, and (ii) premiums paid by Arrow for term life insurance benefitting the executive. In 2001, these amounts for the named executives were as follows: Mr. Hoy, $10,561 for ESOP and $1,311 for term life insurance; Mr. Murphy, $10,561 for ESOP and $1,057 for term life insurance; Mr. Van Leeuwen,
$7,741 for ESOP and $1,218 for term life insurance, and Mr. Bilodeau, $7,102 for ESOP and $613 for term life insurance.

STOCK OPTIONS

For many years, Arrow has maintained compensatory stock plans under which executives and other key employees are eligible to receive stock-based incentive awards, including stock options. The stock options may be either tax qualified (incentive) stock options and non-qualified stock options. Information relative to stock options granted to or held by the four executives named in the Summary Compensation Table during the preceding year is set forth in the following tables:

OPTION GRANTS TABLE
Option Grants in Last Fiscal Year
Individual Grants

Name	(a) No. Of Securities Underlying Options Granted	(b) % of Total Options Granted to Employees in Fiscal Year	(c) Per Share Exercise or Base Price	(d) Expiration Date	(e) Grant Date Present Value (dollars)
Thomas L. Hoy	10,000	16.21%	$28.39	12/19/2011	$ 66,411
John J. Murphy	7,000	11.35	28.39	12/19/2011	46,488
John C. Van Leeuwen	3,500	5.67	28.39	12/19/2011	23,244
Gerard R. Bilodeau	3,500	5.67	28.39	12/19/2011	23,244

Notes to Stock Option Table (note references are to columns):

(a)   All options listed were granted on December 19, 2001, under Arrow's 1998 long-term incentive plan. The options vest and become exercisable in 25 percent increments on each of the first four anniversaries of the date of the grant. Non-qualified stock options granted to Mr. Hoy and Mr. Murphy contain a transferability feature under which each is permitted to transfer his stock options, after vesting and prior to exercise, exclusively by gift and exclusively to members of his immediate family.

(c)   Represents 100 percent of the market value of Arrow's common stock on the date of grant, based on the average of the closing bid and asked prices per share of common stock reported on the NASDAQ for such date.

(d)   Options are subject to termination prior to the designated expiration date in the event the optionee's employment with Arrow terminates before that date, subject to a limited time period for exercise following termination of employment.

(e)   The estimated grant date present value of the options has been determined by using the Black-Scholes option pricing model, a commonly used method of valuing options on the date of grant. The assumptions utilized in applying the Black-Scholes model were as follows: (a) the useful life of the options was estimated to be seven years from the date of the grant; (b) the risk-free discount rate applied for purposes of the valuation, consistent with the seven-year estimated life of the options, was the seven-year Treasury Rate as of the date of grant; (c) the volatility factor utilized was the three-year volatility of Arrow's common stock, or 25.41 percent (volatility is calculated based on fluctuations of daily closing stock prices); (d) the forfeiture rate prior to exercise was assumed to be zero; (e) the dividend yield on the common stock was assumed to be 3.3 percent for purposes of the analysis only.

OPTION/SAR EXERCISES AND YEAR-END VALUE TABLE
Aggregate Option/SAR Exercises in Fiscal Year 2001 and FY-End Option/SAR Values

Name	(a) Shares Acquired	(b) Value Realized	(c) Number of Unexercised Options/SARs at FY-End (Exercisable/Unexercisable)	(d) Value of Unexercised In-the-Money Options/SARs at FY-End (Exercisable/Unexercisable)
Thomas L. Hoy	4,274	$ 49,503	E - 84,670 U - 34,938	E - $1,102,884 U - 281,233
John J. Murphy	12,041	230,855	E - 70,309 U - 18,484	E - 1,145,926 U - 131,101
John C. Van Leeuwen	5,336	92,405	E - 15,711 U - 8,422	E - 164,653 U - 56,694
Gerard R. Bilodeau	-0-	-0-	E - 26,249 U - 8,422	E - 373,828 U - 56,694

KEY: E = Exercisable, U = Unexercisable

Notes to Option/SAR Exercises and Year-End Value Table (note references are to columns):

(a)   The listed number of shares represents the total number of shares as to which the named executive exercised options or SARs during the year.

(b)   Represents the difference between the market price of the shares of common stock as to which the option was exercised on the exercise date and the purchase price of such shares under the option. The market price was the average of the closing bid and asked prices for Arrow's common stock as reported on NASDAQ on the business day immediately before exercise.

(c)   Includes options, if any, that may have been "out-of-the money" at year-end, that is, options having an exercise price per share that exceeded the market price of the common stock on such date.

(d)   The dollar value of unexercised in-the-money options at December 31, 2001, was calculated by determining the difference between the market price of the shares of common stock underlying the options at year-end and the aggregate purchase price of those shares under the options. The market price was the average of the closing bid and asked prices for Arrow's common stock as reported on NASDAQ as of December 31, 2001. Listed values include any options that have been transferred by the named executive to immediate family members or family trusts and remain unexercised.

Notwithstanding anything to the contrary set forth in any of Arrow's previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, including language that might be interpreted to incorporate by reference future filings, including this proxy statement, in whole or in part, in such previous filings, the following Performance Graph and Report of Personnel Committee on Executive Compensation shall not be incorporated by reference into any such filings.

Stock Performance Graph

The following graph provides a comparison, from December 31, 1996 to December 31, 2001, of the total cumulative return (assuming reinvestment of dividends) among Arrow, the Russell 2000 Index and the NASDAQ Bank Index. The historical information set forth below may not be indicative of future results.



TOTAL RETURN PERFORMANCE

Index	Period Ending					
	12/31/96	12/31/97	12/31/98	12/31/99	12/31/00	12/31/01
Arrow Financial Corporation	100.00	154.26	135.70	131.23	137.41	225.17
Russell 2000	100.00	122.36	119.25	144.60	140.23	143.71
NASDAQ Bank Index*	100.00	167.41	166.33	159.89	182.38	197.44

*Source: CRSP, Center for Research in Security Prices, Graduate School of Business, The University of Chicago 2002. Used with permission. All rights reserved. crsp.com. **SNL Securities LC © 2002**

REPORT OF PERSONNEL COMMITTEE
ON EXECUTIVE COMPENSATION

Introduction

The Personnel Committee of the Board of Directors (the "Committee") is composed exclusively of non-employee directors.   A principal task of the Committee is to act on compensation matters related to the Chief Executive Officer (the "CEO") and other executive officers of Arrow. As part of that process, the Committee reviews survey data regarding executive compensation paid by peer banks plus additional input as may be sought and received from compensation consultants. The Committee then reviews compensation recommendations from management and develops its own recommendations, which it submits to the full Board for review and ratification. The Committee also determines the amount of incentive compensation awards to be granted to executive officers and other key employees, including annual stock-based awards under Arrow's long-term compensatory stock plan.

The Committee is submitting this report summarizing its current compensation policies and in particular its compensation recommendations and decisions at year-end 2001 for the executive officers generally and President and CEO Thomas L. Hoy individually. For a listing of the current executive officers, please see the Summary Compensation Table on page 8 of this proxy statement.

Compensation Philosophy

The Committee supports a three-part approach to executive compensation consisting of base salary, annual incentives (bonus) and long-term incentives. Base salary is reviewed and set annually within competitive ranges established on the basis of survey data, with the specific amounts to be determined based on the individual's and the company's performance in the prior period. The annual incentive or bonus component is payable through Arrow's Short-Term Incentive Award Plan, with awards tied to the annual performance of the relevant business unit and the individual executive. The long-term incentive component of compensation is addressed through the compensatory stock plan, which provides for grants of stock based awards, such as stock options, that gain value as the market price of Arrow's common stock increases in value.

The Committee reviews each component of executive compensation on an annual basis and makes decisions or recommendations to the full Board on any adjustments among the component elements that it believes are appropriate.

The executive compensation program is intended to attract and retain key executives and to motivate them to help Arrow achieve increased profitability, stability and value. The long-term incentive feature further aligns the executives' interests with those of shareholders. For individual officers, types and amounts of executive compensation are established based upon their varying levels of responsibility, and evaluations of individual and company performance. Attention is also given to the compensation being paid to executives by other banking organizations in Arrow's peer group, particularly those organizations doing business in Arrow's geographic market.

At the level of CEO, overall compensation is significantly influenced by corporate performance factors, including earnings per share and product and market expansion, and upon individual performance factors, such as leadership, commitment to the community and professional standing. CEO compensation at peer group banks is also a factor.

Compensation Administration

Base salaries for executive officers, including the CEO, are reviewed on an annual basis. Any base salary increases for individual executives will reflect the executive's contributions to Arrow's overall performance, the range of salaries being paid by peer banks to executives of comparable positions and reported median increases for such executives in the banking industry and industry in general. Committee recommendations for executive base salaries are subject to review and approval by the full Board.

Annual incentive compensation for executives is addressed through Arrow's Short-Term Incentive Award Plan. The payment of year-end bonuses generally depends upon whether the Company meets pre-established financial performance levels for the year. The Committee works with senior management at the beginning of the fiscal year to establish the threshold performance levels under the plan for that year and possible additional target levels above the threshold levels. Typically, threshold and target performance levels are based on internal projections of operating earnings exclusive of nonrecurring items. If the pre-established threshold levels are met, the executives are eligible for bonuses. The size of individual bonuses may vary depending on the extent to which threshold or higher levels are exceeded and on certain objective and subjective measures of individual performance. Target performance levels may be reviewed and revised during the year, if special circumstances arise such as major corporate transactions, unforeseen significant changes in the local or national economy, or industry-wide developments. At year-end, the Committee makes recommendations on whether executives will receive plan bonuses for that year and, if so, the size of the bonus. Final approval of executive bonuses rests with the full Board.

Long-term incentive compensation for executives and other employees is addressed through Arrow's compensatory stock program. This program provides for the grant of stock-based compensatory awards, such as stock options, the value of which is directly dependent on the market performance of Arrow's common stock over an extended period of time. All compensatory stock awards granted at year-end 2001 to executives and other key employees were issued under Arrow's 1998 Long-Term Incentive Plan, which was approved by shareholders at the 1998 annual meeting. The 1998 plan authorizes the grant of awards for up to 433,125 shares, as adjusted, of which 307,469 shares currently remain available for future grants.

Under the plan, the Committee has the sole discretion to select which executives or other key employees are to receive awards, based on individual and company-wide performance factors, as well as the particular types and amounts of awards. Under the plan, awards may take the form of stock options or shares of restricted stock. Stock options granted under the plan must have an exercise price not less than the market price of Arrow's common stock on the date of grant and may be exercised only after a designated vesting date and then only for so long as the optionee remains employed by Arrow (or for a short period of time following termination of employment). Essentially, this means that executives who receive options realize gain only if Arrow's stock price increases during the life of the option and only if the executive continues to be employed with Arrow. Heretofore, the Committee has granted stock options but not restricted stock under the plan and expects that stock options will continue to be the predominant, if not the exclusive means of providing long-term incentive compensation to executives.

Section 162(m) of the Internal Revenue Code (the "Code"), disallows a tax deduction to public companies for compensation exceeding $1 million paid to certain top executives in any one year, other than exempt compensation. Any gain to executives on their stock options will qualify as exempt compensation under Section 162(m). Nevertheless, the Committee does not believe the statutory ceiling on deductible compensation will be relevant to Arrow or its executives in the foreseeable future.

At the same time that the Committee reviews salary, bonus and long-term compensation for executives, it also reviews other forms of compensation, including change-in-control agreements, life and medical insurance coverage, retirement and supplemental retirement benefits and other perquisites, such as automobile usage. Overall, the Committee believes that executive management should receive a package of such additional compensation elements sufficient to permit executives to perform their functions in the expected manner and comparable to compensation packages provided to executives by top-performing peer banks.

Executive Compensation Decisions in 2001

During the past year, the Committee engaged L.R. Webber Associates, Inc., a management services firm, to update the detailed study of executive compensation it had prepared for Arrow in 2000. As part of its review, Webber compared Arrow to a group of peer banks selected by Webber. Generally, the updated Webber study concluded that Arrow's executive compensatory structure was well designed and provided management with strong incentives to continue pursuing maximization of shareholder value. In some respects, the study indicated that Arrow's management was receiving compensation below that being paid to management by its peers and competitors, including some whose financial performance was inferior to the Company.

In addition to reviewing Webber's updated study, at year-end the Committee also used as a basis of comparison the reported executive compensation of a peer group of publically held bank holding companies located in New York. This year there were seven banks in that peer group. This peer group is different from, but contains some of the same banks as, the group of companies whose stocks are included in the NASDAQ Bank Stocks Index represented on the Performance Graph on page 11 of this proxy statement.

When the Committee made its determinations and recommendations at year-end 2001 on executive compensation, it took into consideration the conclusions and recommendations of the updated Webber report. The Committee also was strongly influenced by the fact that once again in 2001 Arrow achieved excellent financial results. Moreover its stock price increased significantly as a result of strong and consistent earnings growth. The Committee continues to believe that superior financial performance of the sort experienced by Arrow in recent years will continue to improve shareholder value in the long term.

The financial results attained by Arrow in 2001 were uniformly solid. Asset quality remained strong despite loan growth and Arrow continued to achieve improved earnings per share results by maintaining capital at optimum levels and focusing on employee productivity and tighter control of operating expenses. Earnings reached record levels in 2001 (when adjusted to exclude nonrecurring items) and placed Arrow in the top tier of its peer group of banks. The Committee believes Arrow is well positioned to continue its excellent record of financial performance.

In light of the strong results achieved under management's leadership in 2001, and the position of the Company's compensation structure vis-a-vis its competitors, the Committee recommended salary increases for the executives as a group, and granted incentive awards to the executive group. The individual components of executive compensation determined at year-end 2001 are discussed more fully below.

Salary

In its determination on executive salary levels, the Committee noted that, as evidenced by the Webber report, the salary being paid to President and CEO Thomas L. Hoy and other executive officers was lower than the average salaries paid to comparable officers by peer banks. Thus, the Committee recommended and the full Board approved appropriate salary increases for Mr. Hoy and the other executive officers during and/or at year-end 2001 ranging from 4.9% to 10.6%.

Bonuses

Operating earnings in 2001 substantially exceeded the threshold levels established earlier in the year by the Committee under the Short-Term Incentive Award Plan. As a result, the Committee approved annual bonuses for the executive officers as well as the other key employees covered under this plan. These bonuses were reviewed and approved by the full Board. The individual bonuses received by the executive officers are listed in the Summary Compensation Table on page 8.

Stock Plan Grants

In the area of long-term incentive compensation, the Committee determined at year-end 2001 to make grants of stock options to the executive officers similar in amounts to the grants awarded them in prior years. All of these options were granted at an exercise price equal to the market price of Arrow stock on the date of grant. The number of options awarded to each named executive in the Summary Compensation Table on page 8 is included in column (d) of the table and the estimated value of those options is included in column (e) of the Option Grants Table on page 9.

PERSONNEL COMMITTEE
Michael F. Massiano, *Chairman**
Jan-Eric O. Bergstedt
David G. Kruczlnicki
Elizabeth O'C. Little
David L. Moynehan

---

*Mr. Massiano abstains from Committee determinations on stock plan grants.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of Arrow's Board of Directors is composed of Directors Bergstedt (Chairman), Carusone, Hopper, Little and Reisman. Each of these directors qualifies as an independent member of the Audit Committee under the rules of the National Association of Securities Dealers, Inc.

On March 22, 2000, the Board of Directors ratified a written charter for the Audit Committee, setting forth its responsibilities. Among other things, the Board has charged the Audit Committee with general oversight responsibility for Arrow's financial reporting and its accounting systems and controls. The Audit Committee monitors the integrity of Arrow's financial reporting process and systems of internal controls, oversees the independence and performance of Arrow's independent auditors and internal Audit Department, and provides an avenue of communication among the independent auditors, management, the internal auditors, and the Board of Directors. The Audit Committee also recommends to the Board of Directors the selection of Arrow's independent auditors.

Although the Audit Committee has the responsibilities set forth in its charter, the function of the Committee is to assist the Board of Directors in fulfilling its responsibility for oversight of Arrow's accounting, auditing and financial reporting practices. Committee members are not responsible for conducting auditing or accounting procedures. Management has the responsibility for the preparation of Arrow's consolidated financial statements and the independent auditors have the responsibility for the audit of these consolidated statements. The independent auditors are ultimately accountable to the Board of Directors and the Audit Committee.

In this context, the Audit Committee has reviewed and discussed Arrow's audited consolidated financial statements for 2001 with management and with KPMG LLP, Arrow's independent auditors. The Audit Committee has received from management a representation that Arrow's consolidated financial statements were prepared in accordance with generally accepted accounting principles. The Audit Committee has discussed with KPMG the matters required to be discussed by Statement on Auditing Standards No. 61.

The Audit Committee also has received from KPMG the written disclosures and the letter required by Independence Standards Board Standard No. 1 relating to auditor independence, and has discussed with KPMG the independence of KPMG.

Based upon the Audit Committee's review and discussions noted above, the Audit Committee has recommended to the Board of Directors that the company's audited consolidated financial statements be included in Arrow's Annual Report on Form 10-K for the year ended December 31, 2001 filed with the Securities and Exchange Commission.

AUDIT COMMITTEE

Jan-Eric O. Bergstedt, Chairman
John J. Carusone, Jr.
Kenneth C. Hopper, M.D.
Elizabeth O'C. Little
Richard J. Reisman, D.M.D.

Accounting Fees

The following table sets forth the aggregate fees billed to Arrow during the fiscal year ended December 31, 2001 by Arrow's principal accounting firm, KPMG LLP:

Audit Fees	$122,300
Financial Information Systems Design and Implementation Fees	---
All Other Fees	69,675 (a) (b)

(a)   Includes $27,600 for tax return preparation and reviews, $23,475 for non-routine tax services, primarily assistance with tax examinations, and $18,600 for services rendered in connection with establishment of NC Financial Services, Inc., an insurance agency.

(b)   The Audit Committee has considered whether the provision of these services is compatible with maintaining the principal accountant's independence.

EMPLOYMENT CONTRACTS

Thomas L. Hoy, President and Chief Executive Officer of Arrow, and John J. Murphy, Executive Vice President, Treasurer, and Chief Financial Officer of Arrow, are serving under three year employment agreements, entered into as of January 1, 2002. The agreements replaced similar agreements previously held by these executives. Under the agreements, the executives are guaranteed their current annual base salary and certain other benefits for the duration of the agreements. The agreements also specify that on or before each December 31st during the term of the agreements the Personnel Committee or Board will consider and vote upon a proposal to replace the agreements with new three year employment agreements having similar conditions and benefits. Also under the agreements, in the event of a change-in-control of Arrow or if the executives are assigned less important duties, they may elect early retirement and receive an amount payable in installments (or in a lump sum, in the event of financial hardship) equal to approximately three times their base salaries (as defined in the agreements) at the time. If any payment under the agreement results in the executive becoming subject to a so-called "golden parachute" tax under applicable tax law, he will receive additional payments so that his net after-tax benefit is the same as if no such tax applied to him. The agreements also contain non-competition provisions that may be triggered upon termination of employment. In addition, Mr. Hoy's agreement includes a death benefit under which, in the event of his death during the term of the agreement, his beneficiary will receive a lump sum payment equal to Mr. Hoy's base salary.

Arrow has entered into change-in-control agreements with two of the executive officers, John C. Van Leeuwen, Senior Vice President and Chief Credit Officer, and Gerard R. Bilodeau, Senior Vice President and Corporate Secretary. These agreements are similar to the change-in-control features of the employment agreements with Mr. Hoy and Mr. Murphy, described above. However, under Mr. Van Leeuwen's and Mr. Bilodeau's agreements, if there is a change-in-control of Arrow, they would be entitled to receive lump sum cash payments equal to two years' base salary, plus certain continuing insurance coverage.

COMPENSATION OF DIRECTORS

Each director of Arrow currently receives for his or her services as a director a fee of $500 per quarterly meeting of Arrow's Board attended, $450 per committee meeting attended, and an annual retainer fee of $7,000, $2,500 of which is paid in shares of Arrow's common stock. The Chairman of the Audit Committee receives an additional annual cash retainer of $1,500. Directors of the subsidiary banks receive a fee of $400 per meeting of the Bank's board attended and also receive a fee of $350 for each committee meeting attended and an annual retainer of $3,500, $1,000 of which is paid in shares of Arrow's common stock. Directors who are also executive officers of Arrow receive no director's fees, including retainer fees or fees for attendance at Board or committee meetings.

Arrow maintains an unfunded Directors Deferred Compensation Plan, in which outside directors of Arrow and its subsidiaries may participate. Under this plan, each such director is able to make an irrevocable election to defer, during his or her term of office, all or a portion of the directors' fees due. The account of a participating director is credited with the dollar amount of deferral and with quarterly interest payments on the balance at a rate equal to the best rate being paid from time to time by Glens Falls National Bank and Trust Company on its Individual Retirement Account certificates of deposit. Directors who participate in the Directors Deferred Compensation Plan
receive payments from their accounts in cash, either in a lump sum or in annual installments, commencing at a preselected deferral date. In 2001, two directors of Arrow participated in the plan.

Mr. Massiano, former Chief Executive Officer and President of Arrow, currently serves under a consulting agreement pursuant to which Mr. Massiano provides certain consulting and advisory services to Arrow on an as-requested basis. Under the agreement, Mr. Massiano receives no additional monetary compensation but is reimbursed for expenses incurred and continues to be deemed an employee solely for purposes of the stock awards previously granted to Mr. Massiano under Arrow's compensatory stock plans, such that options granted to him thereunder continue to be exercisable by him.

PENSION PLAN

Arrow maintains a tax-qualified Defined Benefit Retirement Plan (the "Retirement Plan") for eligible employees. The Retirement Plan covers employees of Arrow and all subsidiaries who work 1,000 hours or more per year, have attained the age of 21, and have completed one year of service.

Annual retirement benefits under the Retirement Plan are computed according to a formula based on the employee's average annual earnings for the highest consecutive five of the last ten years of service and his or her number of years of service, and are subject to certain limits under federal law, specifically, the Employee Retirement Income Security Act ("ERISA"). Covered compensation under the Retirement Plan includes salary, overtime, sick pay, bonuses, and certain other cash and noncash benefits. Covered compensation under the Plan during 2001 for the named executive officers in the Summary Compensation Table on page 8 includes all of the compensation listed in columns (a) and (b) of the Summary Compensation Table plus certain term insurance premiums paid on behalf of the executive officers (included in column (e) of the Table) plus certain amounts not included in the Table (i.e., the dollar value of the discounted share price for Arrow shares purchased by the executive officers under the Employee Stock Purchase Plan, the dollar value of limited perquisites provided by Arrow to the named executive officers, and any compensation realized by them upon exercise of non-qualified stock options).

Arrow also maintains an unfunded Select Executive Retirement Plan ("SERP"), which contains both a qualified retirement plan supplement feature and a special non-qualified retirement bonus feature. The qualified plan supplement feature provides for a supplemental payment upon retirement to those senior officers who are selected to participate in this feature of the SERP, equal to any retirement benefits which would have been received by them under Arrow's Retirement Plan and Employee Stock Ownership Plan ("ESOP") but are not receivable under those plans due to the maximum payment limitations for such plans established under ERISA. The second SERP feature, the non-qualified retirement bonus feature, provides for those senior officers selected to participate therein additional payments upon their retirement, typically structured as post-retirement installment payments, the amounts of which are determined on a case-by-case basis by the Board of Directors based upon its consideration of a variety of factors. Mr. Hoy and Mr. Murphy have been selected to participate in both features of the SERP. They will receive under the qualified plan supplement feature supplemental payments upon retirement as though the ERISA limitations did not apply to their Retirement Plan and ESOP distributions. In addition, at year end 2001 the Board of Directors determined to extend to Mr. Hoy and Mr. Murphy awards under the non-qualified retirement bonus feature of the SERP. Under these awards, they will receive upon their retirement at any age additional payments equal to the added amount they would have received under the Retirement Plan had they been employed for three additional years beyond their actual retirement date and assuming the ERISA limitations did not apply.

The table below represents estimated annual retirement benefits payable under the company's Retirement Plan and SERP to persons having specified final average earnings and years of service, assuming such persons have been selected to participate in the SERP's qualified plan supplement feature but excluding any amounts that might be receivable under the SERP's non-qualified retirement bonus feature.

**Estimated Annual Pension Based
on Years of Service Indicated
For Those Retiring at Age 65 in 2002**

Average Annual Earnings For Last 5 Years of Service	15	20	25	30	35
$100,000	$23,292	$ 31,056	$ 38,819	$ 46,584	$ 54,347
150,000	36,417	48,556	60,694	72,834	84,973
200,000	49,542	66,056	82,569	99,084	115,598
250,000	62,667	83,556	104,444	125,334	146,223
300,000	75,792	101,056	126,319	151,584	176,848
350,000	88,917	118,556	148,194	177,834	207,473
400,000	102,042	136,056	170,069	204,084	238,098
450,000	115,167	153,556	191,944	230,334	268,723
500,000	128,292	171,056	213,819	256,584	299,348

The number of credited years of service under the Retirement Plan as of December 31, 2001, for each of the named executive officers in the Summary Compensation Table, excluding awards under the non-qualified retirement bonus feature of the SERP, is as follows: 27 years for Mr. Hoy, 28 years for Mr. Murphy, 16 years for Mr. Van Leeuwen, and 32 years for Mr. Bilodeau.

Benefits under the Retirement Plan are computed as straight-life annuity amounts although participants may make certain alternative elections upon or before retirement. Amounts payable to executives under the Retirement Plan and the SERP are not subject to offset for Social Security benefits.

TRANSACTIONS WITH DIRECTORS, OFFICERS AND ASSOCIATES

During calendar year 2001 several of our directors and executive officers, as well as members of their immediate families and various corporations, organizations, trusts and estates with which these individuals are associated, had outstanding loans from our subsidiary banks in amounts of $60,000 or more. All such loans when made were made in the ordinary course of business, did not involve more than normal risk of collectability or present other unfavorable features, and were made on substantially the same terms, including interest rates and collateral requirements, as those prevailing at the same time for comparable loan transactions by the lending bank with unaffiliated persons. As of December 31, 2001, no such loan was a non-accrual, past due, restructured or potential problem loan, except as discussed in the next paragraph.

Company director David Kruczlnicki is President, Chief Executive Officer and a director of Health Visions, Inc. ("Health Visions"), a provider of prescription drugs and medical support services located in Glens Falls, New York. Health Visions is a wholly owned subsidiary of Adirondack Health Services, Inc. ("AHS"), a not-for-profit corporation. Among AHS's other subsidiaries is Glens Falls Hospital in Glens Falls, New York. Mr. Kruczlnicki also serves as the President and Chief Executive Officer of AHS and Glens Falls Hospital and is a director of AHS and an ex-officio director of Glens Falls Hospital. At December 31, 2001, the Company's subsidiary, Glens Falls National Bank and Trust Company, had outstanding loans to Health Visions in the aggregate principal amount (plus accrued but unpaid interest) of $754,480, which loans were then non-performing. The bank classified these loans as non-performing and placed them on non-accrual status on September 28, 2001. As of year-end, the bank had experienced no losses on these loans, and in management's judgment was adequately reserved against potential future losses associated therewith. Glens Falls National Bank first extended loans to Health Visions in 1991 and its most recent extension of new loans to Health Visions occurred in mid-year 2000. All loans when made were extended on normal terms and conditions, such as would have applied at the time to the bank's loans to similarly-situated borrowers having no affiliation with the bank, and did not involve any special risk of collectibility or forfeiture. The bank first became aware of issues potentially impacting the quality of these loans in the first quarter of 2001. The bank consented to a revised repayment schedule for the loans in June 2001. Health Visions encountered additional difficulties, and in late September 2001 the bank designated all loans to Health Visions as non-performing. Mr. Kruczlnicki receives no salary or compensation for his services as officer or director of Health Visions or its parent company, AHS; he is reimbursed for out-of-pocket expenses only. He possesses no ownership or investment interest, direct or indirect, in Health Visions or in any of its affiliates. Health Visions is ultimately controlled by the nine-person Board of Directors of AHS. Company director Michael F. Massiano also is a director of AHS. None of the directors or officers of AHS receives any compensation. No other director or officer of Arrow or any of its subsidiaries is a director or officer of Health Visions or AHS.

Director John J. Carusone, Jr. is an attorney in the firm of Carusone and Carusone, Saratoga Springs, New York. During 2001, Mr. Carusone's firm rendered legal services to our subsidiary, Saratoga National Bank and Trust Company, on a variety of matters, for which the firm billed at its regular rates.

Outside of these and other normal customer relationships, none of Arrow's insiders (or members of their immediate families) presently maintains or has maintained since January 1, 2001, directly or indirectly, any significant business or personal relationship with Arrow other than such as might arise by virtue of his/her position with, or ownership interest in, Arrow.

INDEPENDENT AUDITORS

KPMG LLP, Certified Public Accountants, were the independent auditors for Arrow for the year ended December 31, 2001. The Audit Committee and Board are in the process of selecting the auditors for 2002. Representatives of KPMG LLP are expected to be present at the meeting. They will have an opportunity to make a statement if they so desire, and are expected to be available to respond to appropriate questions from shareholders.

HOUSEHOLDING OF MATERIALS

In some instances, only one copy of this proxy statement is being delivered to multiple shareholders sharing an address, unless the company has received instructions from one or more of the shareholders to continue to deliver multiple copies. We will deliver promptly upon oral or written request a separate copy of the proxy statement to any shareholder at your address. If you wish to receive a separate copy of the proxy statement, you may call us at (518) 745-1000, or send a written request to Mr. Gerard R. Bilodeau, Corporate Secretary, Arrow Financial Corporation, 250 Glen Street, Glens Falls, New York 12801. If you have received only one copy of the proxy statement and wish to receive a separate copy for each shareholder in the future, you may call us at the telephone number or write us at the address listed above. Alternatively, shareholders sharing an address who now receive multiple copies of the proxy statement may request delivery of a single copy, also by calling us at the number or writing to us at the address listed above.

OTHER MATTERS

The Board of Directors of Arrow is not aware of any other matters that may come before the meeting. However, the proxies may be voted with discretionary authority with respect to any other matters that may properly come before the meeting.

By Order of the Board of Directors

GERARD R. BILODEAU
Secretary

March 29, 2002